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                                                                 Exhibit (a)(14)

FOR IMMEDIATE RELEASE

From:
     San Juan Partners, L.L.C.
     910 Travis Street
     Suite 2150
     Houston, Texas 77002
     Contact: C. N. O'Sullivan
     (713) 759-2030

               SAN JUAN PARTNERS, L.L.C. ANNOUNCES EXPIRATION OF
             CASH TENDER OFFER FOR UNITS OF BENEFICIAL INTEREST OF
                BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST

HOUSTON, TX, February 18, 1998--San Juan Partners, L.L.C., a Texas limited liability company ("San Juan"), announced today that its cash tender offer for 5,446,860 Units of Beneficial Interest of Burlington Resources Coal Seam Gas Royalty Trust (NYSE: BRU) (the "Trust") expired in accordance with its terms at 12:00 midnight New York City time on February 17, 1998.

Because fewer than the requisite 5,446,860 Units were tendered pursuant to the Offer, no Units were purchased pursuant to the Offer. San Juan has instructed The Bank of New York, the Depositary for the tender offer, to return to the tendering Unit holders all Units that were tendered pursuant to the Offer.

Subject to market conditions, developments in the oil and gas industry and other factors, San Juan currently intends to purchase additional Units, either in open market or privately negotiated transactions, for investment purposes. Depending on similar factors, San Juan may in the future decide to dispose of some or all of its Units.

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